UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-15603

NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

NATCO Group Inc.

Brookhollow Central III

2950 N. Loop West, Suite 700

Houston, Texas 77092

REQUIRED INFORMATION

The NATCO Group Profit Sharing and Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, also known as ERISA.

ITEM 4. In lieu of the requirements of Items 1, 2, and 3 of this Annual Report on Form 11-K, the following financial statements of the Plan, notes to such financial statements, and Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report.

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Plan Benefits—as of December 31, 2006 and 2005

(c)	Statement of Changes in Net Assets Available for Plan Benefits—Year ended December 31, 2006

(d)	Notes to Financial Statements

(e)	Schedule H, Line 4i—Schedule of Assets (Held at End of Year)—December 31, 2006

Consent of BKD, LLP, the Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-111298) pertaining to the Plan is being filed as Exhibit 23 to this Report.

The Federal Employer Identification Number of the Plan’s sponsor, National Tank Company, is 13-2571945 and the Plan number is 001.

NATCO GROUP

PROFIT SHARING AND SAVINGS PLAN

Index

Page

Report of Independent Registered Public Accounting Firm—BKD, LLP	4

Financial Statements:

Statements of Net Assets Available for Plan Benefits, as of December 31, 2006 and 2005	5

Statement of Changes in Net Assets Available for Plan Benefits, Year ended December 31, 2006	6

Notes to Financial Statements	7

Supplemental Schedule:

Schedule H, Line 4i—Schedule of Assets (Held at End of Year), as of December 31, 2006	11

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Signature	12
Exhibit 23 – Consent of Independent Registered Public Accounting Firm	13

Report of Independent Registered Public Accounting Firm

Audit Committee and NATCO Group Inc.

Employee Benefits Administration Committee

NATCO Group Profit Sharing and Savings Plan

Houston, Texas

We have audited the accompanying statements of net assets available for plan benefits of NATCO Group Profit Sharing and Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan sponsor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of NATCO Group Profit Sharing and Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan sponsor’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Houston, Texas

June 27, 2007

Federal Employer Identification Number: 44-0160260

NATCO GROUP

PROFIT SHARING AND SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2006	2005
		(As Adjusted) (Note 3)
Assets:
Investments, at fair value	$60,759,599	$52,721,424
Employer contributions receivable	184,454	144,206
Participant contributions receivable	173,632	142,095

Net assets available for plan benefits, at fair value	61,117,685	53,007,725

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	131,559	114,353

Net assets available for plan benefits	$61,249,244	$53,122,078

The accompanying notes are an integral part of these financial statements.

NATCO GROUP

PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2006
Additions:
Investment income:
Dividends	$3,223,013
Interest	121,133
Net appreciation in fair value of investments:
NATCO Group Inc. common stock	801,179
Registered investment companies	1,636,658
Personal Choice Account	68,076

Total investment income	5,850,059

Contributions:
Employer	2,448,844
Participant	3,781,427
Rollovers	281,402

Total contributions	6,511,673

Total additions	12,361,732

Deductions:
Benefits paid to participants	4,221,108
Administrative expenses	13,458

Total deductions	4,234,566

Net increase	8,127,166
Net assets available for plan benefits:
Beginning of year	53,122,078

End of year	$61,249,244

The accompanying notes are an integral part of these financial statements.

(1)	Description of the Plan

The following description of the NATCO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible employees of the Plan’s sponsor, National Tank Company (the Company), a wholly owned subsidiary of NATCO Group Inc., and adopting affiliates Total Engineering Services Team, Inc. and NTC Technical Services Inc., who have three months of continuous service and are age 18 or older. The Plan was amended and restated effective January 1, 2006. The Plan is administered by the NATCO Group Employee Benefits Administration Committee (the Committee) appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The assets of the Plan are held and invested by American Century Investment Management, Inc. (American Century Investments), Charles Schwab & Co., Inc. (Schwab Institutional), Julius Baer Investment Management LLC (Julius Baer) and Pacific Investment Management Company LLC (PIMCO) investments. J.P. Morgan Retirement Plan Services LLC is the trustee and record keeper for the Plan.

(b)	Contributions

Participants may contribute from 1% to 50% of their pre-tax annual compensation, as defined in the Plan document, subject to statutory limits. Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution. Contributions are subject to certain limitations specified under the Internal Revenue Code. At anytime during the plan year, participants may change their contribution percentage. Participants may also elect to roll over funds held in other qualified plans into the Plan, as specified in the Plan document.

The Company matches 100% on the first 3% and 50% on the next 2% of each participant’s compensation.

At the discretion of the Company’s Board of Directors, the Company may contribute an additional matching contribution. For the 2006 Plan year, the Company’s Board of Directors elected to make a discretionary matching contribution equal to 1% of each participant’s pre-tax annual compensation to all eligible participants. This employer discretionary contribution is determined prior to the beginning of each quarter.

At the discretion of the Company’s Board of Directors, the Company may also make an employer discretionary contribution which is allocated to participants based on the ratio of their compensation to all eligible participants’ compensation. The Company’s Board of Directors did not elect to make any additional matching contributions for the 2006 Plan year.

In no event shall the aggregate employer matching contributions for any Plan year exceed 6% of the participant’s eligible compensation.

Employer contributions may be made in NATCO Group Inc. common stock, cash or a combination of the two. During 2006, all employer contributions were made in cash.

(c)	Investment Options

Each participant can elect to invest all or a portion of his or her contributions in various investment options offered by the Plan. These investment options include NATCO Group Inc. common stock, the common/collective trust (as described in Note 2) and mutual funds primarily with American Century Investments. Participants may also invest up to 50% of their account through the Schwab Personal Choice Retirement Account (Personal Choice Account) offered by Schwab Institutional Investments. The Personal Choice Account allows participants to invest in additional registered investment companies and individual stocks subject to certain minimum balance requirements and other restrictions.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer matching contributions, allocations of the employer discretionary contributions, if any, Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the amount in participant’s account.

(e)	Vesting

Each participant’s pre-tax contributions, after-tax contributions from prior plans, rollovers, employer contributions and the earnings thereon are fully vested immediately.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of the lesser of $50,000 (reduced by the highest outstanding balance of loans from the Plan in the prior twelve months) or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1% at the end of the month prior to the month in which the loan is issued. Principal and interest are paid ratably through weekly or bi-weekly payroll deductions over a period of up to five years, unless the loan qualifies as a principal residence loan, for which the term may be greater than five years. The term of the loan is specified under the loan procedure adopted by the Committee from time to time, which is incorporated into the Plan document. No participant may have more than one loan outstanding at any given time.

(g)	In-service Withdrawals

While employed, a participant may make withdrawals from his or her after-tax and rollover accounts and certain prior plan accounts, as defined in the Plan document. Certain additional in-service withdrawals are permitted upon attainment of age 59 1/2 or proven financial hardship.

(h)	Payment of Benefits

Upon retirement, death, or disability, participants or beneficiaries are entitled to a distribution equal to the total value of their account. On termination of service, participants may elect to receive a lump-sum amount equal to the total value of their account or, if the benefits exceed $1,000, defer distribution until normal retirement age or death. Participants with holdings in NATCO Group Inc. common stock may request the distribution in the form of common stock.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). As described in the FSP, investment contracts held by a defined-contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The FSP requires that the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts and the adjustment to the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the Statement of Net Assets Available for Plan Benefits as of December 31, 2005. The adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Plan Benefits for the period presented.

(b)	Investment Valuation and Income Recognition

Investments in NATCO Group Inc. common stock and registered investment companies are stated at fair value based upon quoted market prices. Participant loans are valued at cost which approximates fair value.

The Plan also invests in a common/collective trust fund (Stable Asset Fund) whose underlying assets consist of a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics. The fair value of the Stable Asset Fund equals the fair value of the common/collective trust fund’s underlying assets as reported in its Annual Report. The fair value unit price in the common/collective trust fund is determined by the total reported fair value of the Stable Asset Fund, the Plan’s percentage interest in the Stable Asset Fund and the number of units owned by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest earned from participant loans is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income is recorded as earned. Net appreciation in fair value of NATCO Group Inc. common stock, registered investment companies and the Personal Choice Account include realized gains (losses) from the sale of investments and unrealized appreciation (depreciation) resulting from changes in market prices of investments measured at fair value.

(c)	Risks and Uncertainties

The Plan, through its participants, may invest in various types of investment securities. Investment securities are exposed to various risks and uncertainties, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the amounts reported in participant accounts.

(d)	Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefit distributions are recorded when paid.

(f)	Administrative Expenses

The Plan’s sponsor pays the record keeping expenses and certain audit expenses related to the Plan. Administrative expenses reflected on the Statement of Changes in Net Assets available for Plan Benefits represent the charges to individual accounts of the participants initiating loans or investing in the Personal Choice Account.

(3)	Investments

As described in Note 2, the Stable Asset Fund’s investment contracts are fully benefit-responsive investment contracts. These fully benefit-responsive investment contracts, as provided in the FSP, are recorded at contract value at which all qualified participant withdrawals are guaranteed to occur. Contract value is defined as principal plus accrued interest. The annual rate of return for the Stable Asset Fund was 3.90% for the 2006 Plan year.

The Plan investments are held primarily by American Century Investments. The following table presents the Plan investments at fair value. Investments that represent five percent or more of total Plan’s assets are separately identified.

	As of December 31,
	2006	2005
		(As Adjusted)
Registered Investment Companies:
American Century Balanced Fund	$3,318,960	$2,911,384
American Century Equity Growth Fund	3,232,389	2,927,776
American Century Equity Index Fund	3,758,728	3,319,610
American Century Heritage Fund	7,906,393	7,177,560
American Century Ultra Fund	9,454,520	10,525,194
American Century Vista Fund	4,604,920	4,955,450
American Century Small Cap Value Fund	2,934,655	3,105,207
Julius Baer International Equity Fund	5,793,211	2,536,675
All other investments	8,195,645	6,078,460

Total Registered Investment Companies	49,199,421	43,537,316

Common Stock:
NATCO Group Inc. Common Stock	2,625,437	1,151,215

Common/Collective Trust Fund:
American Century Stable Asset Fund	7,000,771	6,278,867

Participant Loans:	1,933,970	1,754,026

Total investments, at fair value	$60,759,599	$52,721,424

(4)	NATCO Group Inc. Common Stock and Voting Rights

The NATCO Group Inc. common stock account uses the open market price for acquisitions and divestitures.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the trustee as directed by the Committee. Participants also have voting rights with respect to their investments in NATCO Group Inc. common stock that are held through the Personal Choice Account.

(5)	Plan Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service on January 22, 2003, which states that the Plan is designed to be qualified under Section 401(a) of the Internal Revenue Code (IRC), and the related trust is, therefore, exempt from taxation under Section 501(a) of the IRC. The document submitted for determination has been subsequently amended. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the assets of the Plan may be used exclusively for the benefit of participants and their beneficiaries.

(7)	Party-in-Interest Transactions

Certain Plan investments can hold shares of NATCO Group Inc. common stock. As NATCO Group Inc. is the parent company of the Plan’s sponsor, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are shares of American Century Investments. As American Century Investments is an affiliate of J.P. Morgan Retirement Plan Services LLC, the Plan’s record keeper, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code.

(8)	Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for plan benefits presented in the financial statements to the Form 5500 follows:

December 31, 2006
Net assets available for plan benefits presented in the financial statements	$61,249,244
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(131,559)

Net assets available for plan benefits per Form 5500	$61,117,685

A reconciliation of investment income presented in the financial statements to the Form 5500 follows:

For the Year Ended December 31, 2006
Total investment income presented in the financial statements	$5,850,059
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(131,559)

Total investment income per Form 5500	$5,718,500

NATCO GROUP

PROFIT SHARING AND SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issuer	Description of investment	Current value
* American Century Investments	Balanced Fund	$3,318,960
* American Century Investments	Equity Growth Fund	3,232,389
* American Century Investments	Equity Index Fund	3,758,728
* American Century Investments	Heritage Fund	7,906,393
* American Century Investments	Small Cap Value Fund	2,934,655
* American Century Investments	Strategic Allocation: Aggressive Fund	1,092,175
* American Century Investments	Strategic Allocation: Conservative	548,748
* American Century Investments	Strategic Allocation: Moderate Fund	1,239,751
* American Century Investments	Ultra Fund	9,454,520
* American Century Investments	Value Fund	2,683,104
* American Century Investments	Vista Fund	4,604,920
* American Century Investments	Stable Asset Fund	7,000,771
* Participant Loans	Interest rates between 5.00% and 10.5%	1,933,970
* NATCO Group Inc.	NATCO Group Inc. Common Stock	2,625,437
Julius Baer	Julius Baer International Equity Fund	5,793,211
PIMCO	PIMCO Total Return	1,851,235
Schwab Institutional Investments	Schwab Personal Choice Retirement Account	780,632

		$60,759,599

*	Indicates transactions with a party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the NATCO Group Profit Sharing and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATCO Group Profit Sharing and Savings Plan

Date: June 29, 2007	By:	/s/ JAMES D. GRAVES
James D. Graves
Member—NATCO Group Employee
Benefits Administration Committee